SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

OPTICAL CABLE CORPORATION
(Name of Issuer)

          Common Stock
(Title of Class of Securities)

          683827-10-9
(CUSIP Number)

                December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

SCHEDULE 13G

CUSIP No.:683827-10-9	Page 2 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) UBS PainWebber Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 1,214,185 0 1,214,185

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,214,185 Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%

12	TYPE OF REPORTING PERSON* BD

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.:683827-10-9	Page 3 of 11a

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) UBS Americas Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 See 9 below. 0 See 9 below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares is disclaimed.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) See 9 above.

12	TYPE OF REPORTING PERSON* HC

SCHEDULE 13G

CUSIP No.:683827-10-9	Page 4 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) UBS Warburg LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 26 0 26

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26 Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12	TYPE OF REPORTING PERSON* BD

*

CUSIP No.:683827-10-9	Page 5 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) UBS AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION ZURICH, SWITZERLAND

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 See 9 below. 0 See 9 below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares is disclaimed.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) See 9 above.

12	TYPE OF REPORTING PERSON* BK

Item 1(a). Name of Issuer:

Optical Cable Corporation, a Virginia corporation.

Item 1(b). Address of Issuer's Principal Executive Offices:

The principal executive offices of the issuer are located at 5290 Concourse Drive Roanoke, Virginia 24019.

Item 2(a), (b) and (c). Name of Person Filing; Address of Principal Place of Business Office; Citizenship:

1.	UBS PaineWebber Inc. 1285 Avenue of the Americas New York, New York 10019

A corporation organized under the laws of the state of Delaware.

2.	UBS Americas Inc. 677 Washington Boulevard Stamford, Connecticut 06901

A corporation organized under the laws of the state of Delaware.

3.	UBS Warburg LLC 677 Washington Boulevard Stamford, Connecticut 06901 A limited liability company organized under the laws of the state of Delaware.

4.	UBS AG Bahnhofstrasse 45 8021, Zurich, Switzerland A bank organized under the laws of Switzerland.

Item 2(d). Title of Class of Securities:

The common stock of Optical Cable Corporation (the "Common Stock").

Item 2(e). CUSIP Number:

683827-10-9

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

[x] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o). UBS PaineWebber Inc. UBS Warburg LLC

[x] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c). UBS AG

[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

[  ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

[  ] An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E);

[  ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

[x] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          UBS Americas Inc.

[   ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

[  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ].

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1.	UBS PaineWebber Inc.

(a) (b) (c)	Amount beneficially owned: 1,214,185. Percent of class: 2.2% Number of shares as to which such person has:

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 0.

Shared power to vote or to direct the vote: 1,214,185.

Sole power to dispose or to direct the disposition of: 0.

Shared power to dispose or to direct the disposition of: 1,214,185.

2.	UBS Americas Inc.

(a) (b) (c)	Amount beneficially owned: Beneficial ownership of all shares is disclaimed. Percent of class: See (a) above. Number of shares as to which such person has:

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 0.

Shared power to vote or to direct the vote: See (a) above.

Sole power to dispose or to direct the disposition of: 0.

Shared power to dispose or to direct the disposition of: See (a) above.

3.	UBS Warburg LLC

(a) (b) (c)	Amount beneficially owned: 26. Percent of class: 0.0% Number of shares as to which such person has:

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 0.

Shared power to vote or to direct the vote: 26.

Sole power to dispose or to direct the disposition of: 0.

Shared power to dispose or to direct the disposition of: 26.

4.	UBS AG

(a) (b) (c)	Amount beneficially owned: Beneficial ownership of all shares is disclaimed. Percent of class: See (a) above. Number of shares as to which such person has:

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 0.

Shared power to vote or to direct the vote: See (a) above.

Sole power to dispose or to direct the disposition of: 0.

Shared power to dispose or to direct the disposition of: See (a) above.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

           NOT APPLICABLE.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

UBS PaineWebber Inc. ("UBS PW") is a direct wholly-owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a direct wholly-owned subsidiary of UBS AG. UBS Warburg LLC ("UBS Warburg") is a subsidiary of UBS AG. UBS AG is classified as a Bank as defined in Section 3(a)(6) of the Act. UBS Americas is a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G). UBS Warburg is a broker-dealer registered under Section 15 of the Act and is the direct beneficial owner of 26 shares of Common Stock. UBS PW is a broker-dealer registered under Section 15 of the Act and is the direct beneficial owner of 1,214,185 shares of Common Stock.

See Exhibit 1	Joint Filing Agreement by and among UBS PW, UBS Americas, UBS Warburg LLC and UBS AG, dated December 6, 2001 (previously filed).

Item 8. Identification and Classification of Members of the Group.

          NOT APPLICABLE

Item 9. Notice of Dissolution of Group:

          NOT APPLICABLE.

Item 10. Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2002

UBS PaineWebber Inc.

By: /s/ Regina A. Dolan
      Name: Regina A. Dolan
      Title: Executive Vice President

UBS Americas Inc.

By: /s/ Regina A. Dolan
      Name: Regina A. Dolan
      Title: Managing Director

UBS AG

By: /s/ Regina A. Dolan
      Name: Regina A. Dolan
      Title: Member of the Group Managing Board

UBS Warburg LLC

By: /s/ John Polanin, Jr.
      Name: John Polanin, Jr.
Title: Executive Director